

June 24, 2010

By U.S. Mail and Facsimile to: (415) 975-6871

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed February 26, 2010**
> **File No. 001-02979**

Dear Mr. Levy:

We have reviewed your letter filed on May 11, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

Your response letter should indicate your intent to include the requested revisions in future filings and provide a draft of your proposed disclosures. After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2009 Form 10-K

Balance Sheet Analysis - Loan Portfolio, page 48

1. We note your response to comment 2 in your letter dated May 11, 2010. For PCI loans accounted for on a pooled basis, please revise future filings to more clearly disclose your policy for determining the specific carrying amount of loans removed from the pool. Please ensure your disclosure discusses the effect on the accretable and non-accretable yield separately for loans paid in full versus loans satisfied at less than the contractual amount.

2. Please revise future filings to disclose the delinquency status of your PCI portfolio and how you determine the delinquency status.

Risk Management, page 54

3. We note your response and revised disclosure to comments 3 and 4 in your letter dated May 11, 2010. Please revise your disclosure in future filings to clarify the extent to which you charge-off the amount of principal that is forgiven. If there are situations where principal is forgiven and the amount is not charged-off, please discuss the key factors that support this action.

Note 19: Employee Benefits and Other Expenses, page 167

4. We note your response to comment 17 in your letter dated May 11, 2010. Please revise future filings to more transparently disclose where the decrease to the pension benefit obligation from your curtailment is presented.

March 31, 2010 Form 10-Q

Troubled Debt Restructurings (TDRs), page 36

5. Please address the following regarding your disclosure that you charged-off $145 million in loan principal in the first quarter of 2010 due to newly issued regulatory guidance which required you to charge-off certain collateral-dependent residential real estate loans that were modified.

    a. The newly issued guidance indicates that loans should be considered collateral-dependent if they lack evidence of sustained repayment capacity. Please tell us whether you considered the charged-off loans collateral-dependent at the date of modification or subsequent to modification. Also, tell us if you considered these loans collateral-dependent prior to the issuance of the new guidance. If you considered the loans collateral-dependent at the date of modification, please tell us how the loans qualified for modification.

b. Please tell us and disclose how you determine that a loan lacks evidence of sustained repayment capacity.

c. You disclose that the costs related to these charge-offs had previously been reserved. Please tell us if you revised your impairment measurement for these loans based on the new guidance. If so, please tell us how all the costs were previously reserved for. If not, please tell us how you measured impairment prior to the modification date and subsequent to modification and explain why there was no difference. It appears that the new guidance precludes including any estimated payments from borrowers in measuring impairment. However, prior to this guidance it appears that the loans would not be considered collateral-dependent and therefore, your previous method of measuring impairment would have included some amount of estimated payments from borrowers.

d. Please tell us how the modification affected the accrual status for these loans. Tell us whether any of the modified loans were accruing income at the date of charge-off. If so, please tell us how you determined that accrual of income was appropriate considering the loans lacked evidence of sustained repayment capacity.

e. Please revise your future filings to more clearly disclose how the new guidance impacted your loan policies (charge-off, measurement of impairment, accrual status, etc.).

Note 7. Securitizations and Variable Interest Entities, page 77

6. We note your disclosure on page 84 related to commercial mortgage loan securitizations and collateralized debt obligations where you discuss your activities prior to 2008. Please revise your disclosure in future filings to clearly differentiate how your activities changed subsequent to 2007 and why this is relevant.

7. We note per your disclosure in footnote 5 on page 83 that the adoption of FAS 166/167 (ASC 860-10 and 810-10) did not change your prior conclusions that student loan SPEs should not be consolidated. Please provide us your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most

significantly impact the economic performance of these entities that would together provide a controlling financial interest in these entities for the assets not consolidated. As part of your response, please discuss the following:

a. The types of student loans (FFELP loans , non-FFELP loans, or combination of collateral types) in the SPEs;

b. Whether you typically securitize all of the student loans you originate, and if not, how and when you determine which of the student loans to securitize;

c. Information on how the trusts were set-up and whether they are all structured the same way; and

d. How the trusts are ultimately liquidated.

Note 14: Guarantees and Legal Actions, page 141

8. We note your response to prior comment 14 in your letter dated May 11, 2010 and the new disclosure you included in the Outlook section of Note 10- Guarantees and Legal Action to your March 31, 2010 Form 10-Q. We also note page 146 of your Form 10-K where you included a similar Outlook section in your Guarantees and Legal Action footnote that included a statement that indicated that the Company believes that the eventual outcome of actions against the Company and/or its subsidiaries, including the matters that were discussed in the Note, would not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position or results of operations. Please tell us why did you not include a similar conclusion statement in your disclosure to Note 10 of your March 31, 2010 Form 10-Q. To the extent your conclusions have not changed, please expand your disclosure in future filings to provide similar disclosure about the Company's belief with respect to the materiality of the actions against it. Furthermore, please revise the disclosure to simply refer to the materiality to the "consolidated financial statements" as opposed to only listing certain of the Company's consolidated financial statements.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief